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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  June 9, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Mark Laurie
    ------------------------------------
Name Mark Laurie
Title: Company Secretary

Date: 9 June 2006

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                            (LIHIR GOLD LIMITED LOGO)

LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSOX - LHG

2 JUNE 2006

                   LIHIR GOLD'S GREEN POWER PLANT WINS REWARDS

Lihir Gold Ltd has become the first company in Papua New Guinea to be granted the right to accumulate and trade carbon credits, following the development of its environmentally friendly geothermal power generation facility.

The international organization responsible for administration of global emissions trading this week confirmed that it had registered the Lihir Geothermal Power project under the Clean Development Mechanism of the Kyoto Protocol.

That means the Lihir geothermal power station project has been formally certified as a facility that will lead to reductions in greenhouse gas emissions, enabling the company to start generating carbon credits which can be sold on global markets. At current world prices, the carbon credits are worth approximately $US3 million per year in additional revenues for Lihir Gold.

The development of Lihir's new 50 Megawatt geothermal power station, which is driven by naturally occurring underground steam reserves, will lead to a significant reduction in greenhouse gas emissions for the company's gold mine and processing plant located on Lihir Island, 900 kms north east of Port Moresby.

The power plant is being developed in stages. An initial 30MW facility was commissioned in July last year, taking the company's geothermal generation capacity to 36MW, after including a mobile 6MW pilot plant constructed in 2003. The 30MW facility is now being expanded through the addition of another 20MW, due for completion before the end of this year. That will lift total capacity to 56MW, meeting all of Lihir's current electrical power requirements. Further expansion of the power plant is also being investigated, to meet additional demand from anticipated increases in gold processing capacity in the future.

The geothermal power plant is progressively replacing electricity currently generated through the combustion of heavy fuel oil in diesel engines. When the current expansion is completed, the company's geothermal power generating facilities will reduce CO2 emissions by approximately 280,000 tonnes per annum.

Carbon credits, or Certified Emission Reductions (CER), are accumulated in proportion to reductions in CO2, with one tonne of CO2 equal to one CER. One CER is currently worth in excess of $US10. The registration by the CDM Executive Board entitles Lihir Gold to accumulate carbon credits for the next 10 years.

"This has been a great project for Lihir Gold, and an environmental landmark for Papua New Guinea," said CEO Arthur Hood. "It is environmentally beneficial, and it provides a cheap source of power to underpin the future expansion of this project and this company. The announcement recognizes the benefits of the facility, and provides a valuable source of revenue to assist in the implementation of the project," he said.

Lihir was assisted by SMEC International in its application for CDM registration. SMEC International was also the EPCM contractor for the construction of the power station.

Lihir Gold also acknowledges the support of the PNG government in the CDM registration and assistance in establishing the Designated National Authority to oversee the reporting and verification of generated carbon credits.

FOR FURTHER INFORMATION:
INVESTOR RELATIONS MANAGER JOE DOWLING.

PH +617 3318 3308, MOBILE: 0421 587 755
JOE.DOWLING@LIHIR.COM.PG